UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42594

IOTHREE LIMITED

(Translation of registrant’s name into English)

161 Kallang Way, #07-01 and #07-08, Singapore 349247

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statements of iOThree Limited (the “Company”) on Form S-8 (File No. 333-289327) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended.

Private Placement

On January 10, 2026, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors (the “Investors”), in the form attached to this Report on Form 6-K as Exhibit 10.1. Pursuant to the Securities Purchase Agreements, the Company agreed to issue an aggregate of 2,298,852 ordinary shares, par value $0.0625 per share (the “Shares”), at a purchase price of $0.87 per share, to the Investors for a total purchase price of approximately $2.0 million.

The closing is expected to occur within ten (10) business days after the date of the Securities Purchase Agreements.

The Securities Purchase Agreements also contain customary closing conditions, representations and warranties, covenants, indemnification provisions, and termination provisions.

The Company intends to use the net proceeds from the financing for working capital and general corporate purposes.

The form of the Securities Purchase Agreements is furnished as Exhibit 10.1 to this Report on Form 6-K, and the description above is qualified in its entirety by reference to the full text of such exhibit.

The offering and sale of securities described above were conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation S promulgated under the Securities Act for offers and sales made outside the United States.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement dated January 10, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2026	IOTHREE LIMITED

	By:	/s/ Eng Chye Koh
Eng Chye Koh
Chief Executive Officer and Chairman

2